Franc-Or Resources Corporation

1801 McGill College Avenue
Suite 1325
Montreal, Quebec
H3A 2N4

Tel.: (514) 842-5323
Fax: (514) 842-3306

Montreal, November 10, 2005

Attn: Filings
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549
USA

Re: Franc-Or Resources Corporation
Exemption: Rule 12g3-2(b)
File No. : 82-4164

Dear Sirs:

Please find attached the Consolidated Interim Unaudited Financial Statements for the nine-month period ended September 30, 2005. The exemption has been indicated on the top right hand corner of the document, together with the file number.

Yours truly,

Vatché Tchakmakian, CA
Chief Financial Officer

Franc-Or Resources Corporation
Exemption: Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Consolidated Interim
Financial Statements

Nine-month period ended September 30, 2005

The attached financial statements have been prepared by Management of Franc-Or Resources Corporation and have not been reviewed by an auditor.

Message from the president

Third Quarter 2005

Franc-Or continues to experience a delay in the development of the Bugdainskoe project in southeast Siberia, Russia. As announced on August 17, 2005, the sixty-day extension to the Memorandum of Agreement signed December 9, 2004 with Priargunskaya Industrial Mining-Chemical Corporation (PPGKHO) was exceeded on August 9, 2005. Since then, the Corporation has continued to work with PPGKHO to resolve certain outstanding legal and corporate issues relating to the Bugdainskoe property. The Corporation has asked PPGKHO to resolve these issues in the quickest manner possible. PPGKHO continues with its decision not to extend the MOA, as it reports that the outstanding issues may be resolved in the near future. The Corporation is doing everything it can to cooperate and work with PPGKHO, but it realizes that there is no guarantee when, or if, a positive resolution will be achieved.

The Corporation continues to conduct limited technical work on Bugdainskoe in preparation for an exploration drill program, but will not commence any major expenditures until PPGKHO is able to resolve the above-noted issues. Management remains hopeful that this can be accomplished soon and that a Definitive Agreement can be signed, and advanced exploration drilling and development of the Bugdainskoe project can proceed.

Owing to the uncertainty of our Russian program, the Corporation has been actively seeking and evaluating potential acquisition properties in Peru and Mexico, as well as in Nevada, Arizona, and Utah in the United States. Also in Nevada, the Corporation has paid the annual BLM and county fees for its two hundred mineral lode claims at Humboldt Springs, while continuing to search for a potential joint-venture partner to share the cost of a follow-up drilling program.

The price of gold per ounce averaged approximately US $446 during the third quarter, reaching a trading high of slightly above US $474 on the last day of September. Since the end of the third quarter we have seen more price volatility. A near 18-year trading high of slightly over US $480 was reached in the first half of October and, on November 4th, gold hit a low of US $455, owing to a rebound in the valuation of the US dollar. Some analysts suggest that we may be in a multi-year boom cycle for gold prices, with an elevated average of perhaps US $450 per ounce over the next five to ten years. In the short term, several analysts predict the price to exceed US $500 in the first half of 2006 due to inflationary pressures stemming from higher oil prices, uncertain costs of the Iraq war, and the effects of the unforeseen costs of severe weather in the U.S. and elsewhere. This effect is more pronounced when coupled with an increase in worldwide gold consumption (mostly from China) and a decrease in worldwide gold production.

We agree that gold will be in an elevated cycle, with some volatility, for an extended period. We also anticipate that silver and zinc (and other select metals) will maintain higher average prices over extended periods, and we are working hard to ensure that at least one property acquisition, whether in Russia or elsewhere, will allow us to take advantage of these anticipated price increases.

November 9, 2005

(S) Robert J. Casaceli
President and C.E.O.

Management Discussion and Analysis

The following management discussion and analysis (the "MD&A") of the financial condition and results of the operations of Franc-Or Resources Corporation ("Franc-Or" or "the Company") constitutes management's review of the factors that affected the Company's financial and operating performance for the nine-month period ended September 30, 2005. This MD&A should be read in conjunction with the Company's financial statements and related notes for the third quarter ended September 30, 2005, along with the Company's MD&A included in the 2004 annual report.

Further information regarding the Company and its operations are filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and can be obtained from www.sedar.com.

Overview
Franc-Or is a public company listed on the TSX Exchange. The Corporation is a mining company engaged in gold mining, development, and exploration.

Operating Activities
Revenues
The Corporation earned interest income of $47,303 for the first nine month of 2005 ($56,617 in 2004). The decrease in interest income is due to the lower level of short-term investments of $759,130 on September 30, 2005 as compared to $1,579,229 on September 30, 2004. In addition, $58,180 of bad debt was recovered in the first quarter of 2005 relating to certain royalty arrears from French Guiana operations. Finally the Corporation sold in the first quarter of 2005, a bulldozer located in French Guiana for an amount of $12,960 that had been previously written-off.

Expenses
General exploration expenses of $285,002 are made up mainly of geological and legal fees to conduct due diligence on the Bugdainskoe property (Details are outlined in Note 4 to the consolidated financial statements). In 2004, the Corporation was aggressively evaluating several properties in various stages of exploration that required, in addition to geological and legal fees, travelling to various properties in Russia. The total amount allocated to general exploration was $379,895 in the first nine months of 2004. This relative decrease in activities is reflected as well in the professional and consulting fees of $113,421 for this period, as compared to the 2004 figure of $141,958.

The administrative and shareholders' information expenses of $98,373 in the first nine months of 2005 were slightly lower than the 2004 figures of $104,336.

In summary, the net loss amounted to $420,615 for the first nine months of 2005 as compared to $569,572 in 2004.

Working Capital
Working capital as at September 30, 2005 that totals $1.4 million ($1.6 million on December 31, 2004), coupled with Newmont's proposed investments, with no long-term debt, will enable the Corporation to fulfill its current commitment on the Bugdainskoe property for a minimum of one year beyond the signing of the Definitive Agreement.

The Corporation relies upon successful financing programs to fund future exploration and development on its properties. Future liquidity will depend on the Corporation's ability to arrange debt or equity financing. The Corporation will have to raise additional funds to complete the acquisition, exploration, and development of its properties. While the Corporation has been successful in raising funds in the past, there is no assurance that it will continue to do so in the future.

Investing Activities
The Company's activities during this quarter were consistent with its business plans and exploration work objectives. The focus was driven toward performing the technical and legal due diligence work on the Bugdainskoe property in Russia.

Financing Activities
In July 2004, Franc-Or closed a $4 million Subscription Receipts agreement with Newmont Mining Corporation ("Newmont") convertible into shares and warrants of the Corporation when Franc-Or acquires the right to earn at least a 60% interest in a strategic gold exploration property located in Russia that is satisfactory to Newmont. The proceeds of the Subscription Receipts will be used to fund the Corporation's gold exploration and development initiatives in Russia. If no such property is acquired by May 18, 2006, whatever remaining Subscription Receipts proceeds that exist at the time will be returned to Newmont.

In December 2004, Franc-Or signed a Memorandum of Agreement on the Bugdainskoe property located in the southeast corner of Chita Region of southern Siberia. Franc-Or and Newmont have been conducting a technical and legal due diligence on this property. If the due diligence is satisfactory to Newmont, the Subscription Receipts will be converted into Franc-Or common shares and warrants, and the purchase proceeds will be released to Franc-Or.

On June 10, 2005, Newmont Mining Corporation of Canada Limited ('Newmont') completed the exercise of 2,067,900 of its previously purchased Subscription Receipts at Cdn $0.16 per Subscription Receipt for aggregate proceeds of Cdn $330,864 such that Newmont holds 2,067,900 common shares of Franc-Or, 1,033,950 warrants and the remaining 22,932,100 Subscription Receipts.

Additional details are outlined in Note 3 to the consolidated financial statements.

Transactions with related parties
Details of related party transactions are outlined in Note 5 in the consolidated financial statements.

Industry and economic factors affecting the Company's performance
Details of risk factors are outlined in the Company's MD&A included in the 2004 annual report.

Change in Accounting Policies
No change in accounting policies affected the Corporation during the first nine months of 2005.

Financial Instruments and Other Instruments
Details are outlined in the Company's MD&A included in the 2004 annual report.

Outstanding share data *(as of October 21, 2005)*

Common shares	27,848,662
Stock options	1,765,000
Warrants	1,033,950
Fully diluted	30,647,612

Selected Consolidated Financial Information
The following table sets forth certain financial information for the Corporation on a consolidated basis.

	September 30 2005	June 30 2005	March 31 2005	December 31 2004
	$	$	$	$
Revenue	20,756	14,962	82,725	17,067
Net loss for the period	(169,787)	(179,738)	(71,090)	(168,714)
Net loss per share	(0.01)	(0.01)	-	(0.01)

	September 30 2004	June 30 2004	March 31 2004	December 31 2003
	$	$	$	$
Revenue	17,626	18,464	20,527	58,361
Net loss for the period	(170,104)	(290,581)	(108,887)	(3,251,600)
Net loss per share	(0.01)	(0.01)	-	(0.14)

Off-Balance Sheet Arrangements
The Corporation does not have any off-balance sheet arrangements.

Subsequent Event
No subsequent event to report.

Management's responsibility for financial information
Franc-Or financial statements are the responsibility of the Corporation's management. The financial statements were prepared by the Company's management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts based on the use of estimates and assumptions. Management has established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

Special Note Regarding Forward-Looking Statements
Certain information regarding the Corporation contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact. Although the Corporation believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

October 21, 2005

(S) Robert J. Casaceli
President and C.E.O.

(S) Vatché Tchakmakian
Chief Financial Officer

Franc-Or Resources Corporation

Consolidated Balance Sheets

	September 30 2005 (unaudited)	December 31 2004 (audited)
Assets		
Current assets		
Cash	$ 631,567	$ 838,534
Short-term investments	759,130	779,142
Prepaid expenses and other assets	41,861	33,778
Total current assets	1,432,558	1,651,454
Capital assets (Note 2)		
Mining assets	85,880	53,568
Deferred exploration costs	435,097	435,097
	520,977	488,665
	$ 1,953,535	$ 2,140,119
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,586	$ 102,897
Shareholders' Equity		
Share capital (Note 3)	31,319,750	30,997,408
Contributed surplus	127,550	127,550
Deficit	(29,508,351)	(29,087,736)
Total shareholders' equity	1,938,949	2,037,222
	$ 1,953,535	$ 2,140,119

See accompanying notes

Approved by the Board

(S) Robert J. Casaceli, Director

(S) Michael A. Steeves, Director

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit

	Three-month period ended September 30		Nine-month period ended September 30	
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues				
Investment income	$ 20,756	$ 17,626	$ 47,303	$ 56,617
Bad debt recovery	-	-	58,180	-
Gain on disposal of machinery and equipment	-	-	12,960	-
	20,756	17,626	118,443	56,617
Expenses				
General exploration expenses (Note 4)	112,778	121,269	285,002	379,895
Professional and consulting fees	34,493	37,832	113,421	141,958
Administration expenses and shareholders' information	28,134	28,629	98,373	104,336
Foreign exchange loss	15,138	-	42,262	-
	190,543	187,730	539,058	626,189
Net loss for the period	(169,787)	(170,104)	(420,615)	(569,572)
Deficit, at beginning of period	(29,338,564)	(28,748,918)	(29,087,736)	(28,349,450)
Deficit, at end of period	$ (29,508,351)	$ (28,919,022)	$ (29,508,351)	$ (28,919,022)
Loss per share – basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of outstanding shares	27,848,662	25,770,545	26,659,430	25,764,047

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows

	Three-month period ended September 30		Nine-month period ended September 30	
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating activities				
Net loss for the period	$ (169,787)	$ (170,104)	$ (420,615)	$ (399,468)
Adjustments for:				
Gain on disposal of machinery and equipment	-	-	(12,960)	-
	(169,787)	(170,104)	(433,575)	(399,468)
Net change in non-cash working capital items:				
Interest accrued on short-term investments	3,348	1,263	3,621	414
Prepaid expenses and other assets	(2,671)	(21,085)	(8 083)	(2,613)
Accounts payable and accrued liabilities	(58,189)	(70,946)	(88,311)	60,224
	(57,512)	(90,768)	(92,773)	58,025
Cash flows used for operating activities	(227,299)	(260,872)	(526,348)	(341,443)
Financing activities				
Issuance of share capital	-	5,000	330,864	-
Share issue expense	(1,000)	-	(8,522)	-
Cash flows generated from (used for) financing activities	(1,000)	5,000	322,342	-
Investing activities				
Short-term investments proceeds	10,797	4,423	16,391	8,036
Acquisition of mining assets	(32,312)	(34,849)	(32,312)	-
Proceeds from disposal of machinery and equipment	-	-	12,960	-
Cash flows generated from (used for) investing activities	(21,515)	(30,426)	(2,961)	8,036
Net change in cash	(249,814)	(286,298)	(206,967)	(333,407)
Cash, at beginning of period	881,381	480,380	838,534	813,787
Cash, at end of period	$ 631,567	$ 194,082	$ 631,567	$ 480,380

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim consolidated financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2004. The significant accounting policies follow that of the most recently reported audited annual consolidated financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Capital assets

	Mining assets	Deferred exploration costs
100% ownership of the Humboldt Springs claims in Nevada, USA with a 3% NSR royalty payable to a third party.		
Balance at December 31, 2004	$ 53,568	$ 435,097
Renewal of claims	32,312	-
Balance at September 30, 2005	$ 85,880	$ 435,097

3. Share capital

Authorized
An unlimited number of common shares without nominal value

Issued

	Number of shares	Amount
Balance at December 31, 2004	25,780,762	$ 30,997,408
Issued and paid in cash	2,067,900	330,864
Share issue expenses	-	(8,522)
Balance at September 30, 2005	27,848,662	$ 31,319,750

3. Share capital (Cont'd)

Subscription receipt

On June 10, 2005, Newmont Mining Corporation of Canada Limited ('Newmont') has completed the exercise of 2,067,900 of its previously purchased Subscription Receipts at Cdn $0.16 per Subscription Receipt for aggregate proceeds of Cdn $330,864 such that Newmont holds 2,067,900 common shares of Franc-Or, 1,033,950 Warrants and the remaining 22,932,100 Subscription Receipts.

Each Subscription Receipt represents the right to receive one Unit composed of one common share and a one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share until July 7, 2007 at an exercise price of Cdn $0.25.

The extension of the expiry date of the warrants underlying the Subscription Receipts by one year to July 7, 2007, at the same exercise price of Cdn $0.25 per one common share, has received regulatory and shareholders approval.

The remaining 22,932,100 Subscription Receipts are automatically exercised into the underlying Units when Franc-Or acquires the right to earn at least a 60% interest in at least one strategic gold exploration property located in Russia that is satisfactory to Newmont. If no such property interest is acquired by May 18, 2006, the remaining private placement proceeds of approximately Cdn $3,670,000 will be returned to Newmont whereupon the Subscription Receipts will be cancelled for no further consideration.

Stock options

A summary of the status of the stock option plan as of September 30, 2005, and changes during the period then ended, is presented below:

	September 30, 2005	
	Number of options	Weighted average exercise price
		$
Outstanding and exercisable, December 31, 2004	2,350,000	0.32
Expired	(180,000)	0.32
Outstanding and exercisable, September 30, 2005	2,170,000	0.32

3. **Share capital** (Cont'd)

Stock option (Cont'd)

The following table summarizes information about stock options outstanding and exercisable under the Plan as at September 30, 2005, :

Outstanding and exercisable		
Exercise Price	**Number of options**	**Expiry Date**
$		
0.33	405,000	October 19, 2005
0.40	600,000	October 1, 2006
0.29	465,000	May 2, 2008
0.20	60,000	October 20, 2008
0.25	440,000	December 30, 2008
0.30	200,000	December 30, 2008
	2,170,000	

Warrants

A summary of changes of the Company's warrants is presented below:

	Nine-month period ended September 30, 2005	
	Number of warrants	**Exercise Price**
		$
Balance at beginning of the period	1,351,352	0.85
Issued	1,033,950	0.25
Expired	(1,351,352)	0.85
Balance at end of period (expiry, July 7, 2007)	1,033,950	0.25

4. **General exploration expenses**

The Corporation incurred the following general exploration expenses:

	Nine-month period ended September 30	
	2005	**2004**
Geologist fees	$ 118,379	$ 169,779
Laboratory analysis	30,250	-
Legal fees	80,740	115,193
Travel	55,633	94,923
	$ 285,002	$ 379,895

5. Related party transactions

The Corporation carried out the following transactions, with its directors and officers:

	Nine-month period ended September 30	
	2005	2004
Share issue expenses	$ 7,523	$ -
Professional and consulting fees	110,519	119,526
General exploration	39,017	99,598
	$ 157,059	$ 219,124

These transactions are in the normal course of operations of the Corporation and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at September 30, 2005, accounts payable include an amount of $6,117 from these transactions.